SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES AND KLM ESTABLISH BROAD CODESHARE AGREEMENT

NEWS RELEASE	Contact: Patricia Roquebert V.
(507) 304-2672

COPA AIRLINES AND KLM ESTABLISH BROAD CODE SHARE AGREEMENT
Both airlines, members of the SkyTeam Alliance, will link their European and American hubs through this agreement

PANAMA CITY, Oct. 11 /PRNewswire-FirstCall/ -- Copa Airlines and KLM Royal Dutch Airlines today announced they have signed a broad code share agreement.

Copa Airlines and KLM are alliance partners within the SkyTeam global alliance and KLM recently announced the start of new flights between Amsterdam and Panama City's "Hub of the Americas" as of March 30, 2008.

The code share alliance between Copa Airlines and KLM will enable passengers of both carriers to travel more easily between Copa's extensive Latin American network and Europe via two of the world's most convenient hubs: Panama City's "Hub of the Americas" and Amsterdam's Schiphol.

Both OnePass and Flying Blue frequent flier members will earn valuable miles of their choice on all Copa Airlines- and KLM-operated flights system- wide, adding further value to passengers benefiting from this alliance.

Pedro Heilbron, CEO of Copa Airlines, commented: "Passengers throughout Latin America who are accustomed to the efficiency of Panama City's 'Hub of the Americas,' now gain an excellent new option to efficiently connect to Europe and the rest of the world, thanks to the Copa - KLM alliance."

Hans de Roos, SVP Strategy & Corporate Development for KLM, commented: "We are pleased to sign a code share agreement with Copa Airlines, our new SkyTeam partner. This agreement will extend the benefits available to our customers and strengthen our presence in the Central and South American region."

KLM's new Amsterdam - Panama City flight KL757 will depart from Amsterdam Airport Schiphol on Wednesday, Friday and Sunday at 1:30 p.m. and will be landing in Panama City Tocumen Airport at 5:40 p.m. the same day, having full and seamless connectivity with the Copa network and the "Hub of the Americas." Return flight KL758 will depart from Panama's "Hub of the Americas" on Wednesday, Friday and Sunday at 7:35 p.m., to arrive at Amsterdam Airport Schiphol at 1:10 p.m. the next day.

About Copa Holdings, S.A.

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers more than 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' "Hub of the Americas" through flights from Bogota, Cali, Cartagena and Medellin in Columbia.

For more information, visit http://www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 10/11/2007
	By:	/s/ Victor Vial
	Name: Title:	Victor Vial CFO